Eyedaptic, Inc.



ANNUAL REPORT

23421 South Pointe Drive

Laguna Hills, CA 92653

0

https://eyedaptic.com/

This Annual Report is dated April 27, 2022.

BUSINESS

Eyedaptic, is a software company addressing the large unmet need in eye care of AMD (Macular Degeneration). Our wearable visually assistive solutions are based on open market Augmented Reality (AR) glasses acquired from third-party vendors. We at Eyedaptic then embed proprietary simulated natural vision software that is adaptive to the user's vision, environment, and habits. The software optimizes the users remaining vision with image processing enhancements and facilitate usage with machine learning algorithms. Our AR vision solution is sold through a distribution channel which incorporates optometrists, low vision specialists, ophthalmologists, and a low vision dealer network.

The company was founded in September 2016, as Ocutrx Technology Development, LLC and the named changed to Eyedaptic, LLC with a name brand that better described what our product does. Eyedaptic, LLC was converted to a corporation, Eyedaptic, Inc. on December 15, 2017.

Previous Offerings

Type of security sold: Convertible Note

Final amount sold: $1,425,000.00

Use of proceeds: Product Development

Date: January 22, 2020

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note II

Final amount sold: $147,000.00

Use of proceeds: Market Development

Date: December 31, 2021

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020

The following discussion is based on unaudited operating data and has been prepared by an accountant that has completed a financial review of these statements.

Revenue

Revenue expanded in 2021 over 2020 based upon the launch of our new products the EYE3 and EYE4. Revenue grew over 200% to over $204K.

Cost of sales

Cost of sales were based on the cost of the units sold, in addition to accessories purchased for sale with the units.

Gross margins

Gross margins expanded in 2021 by six points as typical sales prices normalized, and ended 2021 at over 44%. Potentially higher gross margins in the range of 60% to 70% are expected through medical eye care channels.

Expenses

Expenses due to ongoing operations in 2021 were essentially flat to 2020, raising by 3%. Overall expense increases in 2021 of 25% were primarily driven by marketing expenses related to Reg CF crowdfunding activities. R&D and G&A combined in 2021 were flat to 2020.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $399,021.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Investors

Amount Owed: $1,075,000.00

Interest Rate: 6.0%

Maturity Date: January 22, 2022

Convertible Note to Equity at Maturity ($1,075,000 amount outstanding of the total $1,425,000 offering) all on the same material terms.

Creditor: Investors

Amount Owed: $147,000.00

Interest Rate: 6.0%

Maturity Date: December 31, 2023

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jay E. Cormier

Jay E. Cormier's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President & CEO

Dates of Service: April 07, 2017 - Present

Responsibilities: President & CEO overseas & manages all operations and strategic functions of the company including (but not limited to): Engineering, Finance, Sales, Marketing, Operations, Legal, Business Development and User Engagement. (compensation $49,200 salary + certain equity ownership)

Name: Mitul Mehta, MD MS

Mitul Mehta, MD MS's current primary role is with University of California Irvine, Health Sciences, Gavin Herbert Eye Institute. Mitul Mehta, MD MS currently services 5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Medical Officer

Dates of Service: April 07, 2017 - Present

Responsibilities: Oversee clinical engagements including (but not limited to): Clinical studies, user recruitment and engagement, Medical advice. (No salary; certain equity ownership)

Other business experience in the past three years:

Employer: University of California Irvine, Health Sciences, Gavin Herbert Eye Institute

Title: Associate Clinical Professor of Ophthalmology, Retina Division, Fellowship Director, Vitreoretinal Surgery

Dates of Service: August 01, 2014 - Present

Responsibilities: Ophthalmologist & Professor

Name: Arthur Reidel

Arthur Reidel's current primary role is with Horizon Ventures. Arthur Reidel currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: December 15, 2017 - Present

Responsibilities: Board Member is responsible for CEO and officer oversight, and Governance. (No salary; certain equity ownership)

Other business experience in the past three years:

Employer: Materna Medical

Title: Board Director

Dates of Service: December 01, 2010 - Present

Responsibilities: Board Member

Other business experience in the past three years:

Employer: Horizon Ventures

Title: Managing Director

Dates of Service: February 01, 2012 - Present

Responsibilities: Venture Partner

Name: Gerald Fitch

Gerald Fitch's current primary role is with . Gerald Fitch currently services N/A hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Director

Dates of Service: December 15, 2017 - Present

Responsibilities: Board Member is responsible for CEO and officer oversight, and Governance. (No salary; certain equity ownership)

Name: David A. Watola

David A. Watola's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Technology Officer

Dates of Service: April 07, 2017 - Present

Responsibilities: Technology & Product Development of core image processing technologies as well as product development for deployment in products. Including (but not limited to): algorithm development, user interfaces, hardware evaluation and bring up, infrastructure creation and maintenance. ($49,200 salary and equity compensation per the cap table)

Other business experience in the past three years:

Employer: Montana Systems, Inc.

Title: Sr. Principal Design Engineer

Dates of Service: November 26, 2014 - Present

Responsibilities: Architecture advice

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Cormier Family Trust

Amount and nature of Beneficial ownership: 7,300,000

Percent of class: 72.0

Title of class: Convertible Note

Stockholder Name: Cormier Family Trust

Amount and nature of Beneficial ownership: 67,610

Percent of class: 72.0

RELATED PARTY TRANSACTIONS

Name of Entity: Jay Cormier

Relationship to Company: Director

Nature / amount of interest in the transaction: $130,110.00 total investment

Material Terms: Equity & Convertible Note Investments across all funding rounds.

Name of Entity: Mitul Mehta

Relationship to Company: Officer

Nature / amount of interest in the transaction: $100,000 total investment

Material Terms: Equity & Convertible Note Investment across funding rounds

Name of Entity: Gerald Fitch

Relationship to Company: Director

Nature / amount of interest in the transaction: $190,000 Total Investment

Material Terms: Equity & Convertible Note Investment across funding rounds

Name of Entity: Arthur Reidel

Relationship to Company: Director

Nature / amount of interest in the transaction: $112,500 total investment

Material Terms: Equity & Convertible Note Investment across multiple funding rounds

Name of Entity: David Watola

Relationship to Company: Officer

Nature / amount of interest in the transaction: $19,000 total investment

Material Terms: Equity & Convertible Note Investment across multiple funding rounds

OUR SECURITIES

The company has authorized Common Stock, Non-Voting Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,337,500 of Non-Voting Common Stock.

Common Stock

The amount of security authorized is 16,000,000 with a total of 10,127,044 outstanding.

Voting Rights

Each share carries one vote.

Material Rights

DRAG ALONG RIGHTS

If the Board and the shareholders holding a majority of the Company's Stock approve the sale of the Company or substantially all of the assets of the Company (an "Approved Sale"), the Investors (in their capacities as shareholders of the Company) shall consent to and raise no objections against such Approved Sale (including exercising any rights of appraisal or dissenter's rights). If the Approved Sale is structured as a sale of stock or equity securities, the Investors shall agree to sell all of their respective Company securities and rights to acquire Company securities on the terms and conditions approved by the Board and the shareholders holding a majority of the Company's Stock; provided, however, that the Investors shall not be required to make any representations or warranties beyond title and ownership and right to transfer their Stock free and clear of any and all encumbrances.

Non-Voting Common Stock

The amount of security authorized is 9,000,000 with a total of 4,910,000 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Note, the total amount of shares on a fully diluted basis (4,910,000) includes 2,160,000 shares issued and 2,750,000 shares pursuant to outstanding stock options and shares reserved pursuant to a stock plan.

DRAG ALONG RIGHTS

If the Board and the shareholders holding a majority of the Company's Stock approve the sale of the Company or substantially all of the assets of the Company (an "Approved Sale"), the Investors (in their capacities as shareholders of the Company) shall consent to and raise no objections against such Approved Sale (including exercising any rights of appraisal or dissenter's rights). If the Approved Sale is structured as a sale of stock or equity securities, the Investors shall agree to sell all of their respective Company securities and rights to acquire Company securities on the terms and conditions approved by the Board and the shareholders holding a majority of the Company's Stock; provided, however, that the Investors shall not be required to make any representations or warranties beyond title and ownership and right to transfer their Stock free and clear of any and all encumbrances.

Repurchase Right

If (a) the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, or (b) the undersigned (i) is determined to be a "Bad Actor" as defined in Rule 506(d) of Regulation D, (ii) brings a lawsuit against the Company, or (iii) is a Competitor, the Company shall have the option to repurchase the Securities from the undersigned for the greater of (A) the Purchase Price and (B) the fair market value of the Securities, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "Repurchase," and such greater value, the "Repurchase Value"); provided, however, that, in the event an Equity Financing (as defined below) occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the Securities the undersigned would have received had the Repurchase not occurred (where such value is determined by multiplying the number of Securities by the Conversion Price (as defined below) and is referred to as the "Aggregate Value"), the Company shall pay to the undersigned an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the Equity Financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a Change of Control or Dissolution Event (each, as defined below).

For the purposes of this repurchase right, the following terms shall have the meanings set forth below:

"Business" means the business of producing solutions that address age-related macular degeneration.

"Change of Control" means (i) a transaction or series of related transactions in which any person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Competitor" means the undersigned engages in, provides consulting services to, employed by or has any interest in (whether as a proprietor, partner, director, officer, employee or stockholder) any corporation, general or limited partnership, association, limited liability company, sole proprietorship, trust or other entity or organization, other than the Company, which is engaged in a business that directly competes with the Business.

"Conversion Price" means the price per share of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of an Equity

Financing.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change of Control or initial public offering), whether voluntary or involuntary.

"Equity Financing" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed pre- money valuation.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,075,000.00

Maturity Date: January 22, 2022

Interest Rate: 6.0%

Discount Rate: 15.0%

Valuation Cap: $6,900,000.00

Conversion Trigger: Qualified Financing of 2M+

Material Rights

Optional Conversion at Non-Qualified Financing. If the Company consummates, on or prior to the Maturity Date, an equity financing pursuant to which it sells shares of Next Round Securities in a transaction that does not constitute a Qualified Financing, then each Investor shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein.

Conversion at Maturity: If the Note remains outstanding on the Maturity Date, then each Investor may, at its option, convert the outstanding principal balance of the Investor's Note and any unpaid accrued interest into shares of the Company's common stock at a conversion price equal to the quotient resulting from dividing $6,900,000 by the number of outstanding shares of common stock of the Company as of the Maturity Date (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).

Extension of Maturity: If the Note remains outstanding on the Maturity Date, then each Investor may, at its option, elect to extend the Maturity Date (and not convert the outstanding principal balance of the Investor's Note and any unpaid accrued interest into shares of the Company's common stock).

Change of Control: If the Company is acquired prior to the Qualified Financing, then at each Investor's option, either (a) such Investor shall receive a cash repayment equal to the outstanding principal and unpaid accrued interest, or (b) such Investor's Note shall be converted into shares of common stock at a conversion price equal to the quotient resulting from dividing $6,900,000 by the number of outstanding shares of common stock of the Company immediately prior to the acquisition (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other indebtedness).

Pro-Rata Rights: Subject to applicable securities laws, the Investors shall have the right (the "Pro Rata Right"), but not the obligation, to purchase its Pro Rata Portion (as defined below) of all shares of the Company's capital stock sold and issued to institutional, financial or strategic investors for capital raising purposes (an "Equity Financing"). The Company shall provide the Investors with written notice of the initial closing of an Equity Financing (the "Company Notice") to allow the Investors to decide whether or not to exercise their Pro Rata Rights, and each Investor shall provide written notice to the Company of its intention to exercise such Investor's Pro Rata Right. If an Investor does not affirmatively exercise such Investor's Pro Rata Right within ten (10) days of the Company Notice, such right shall lapse with respect to such Equity Financing. As used herein, each Investor's "Pro Rata Portion" shall be calculated, at each Equity Offering, by dividing (i) the number of shares of Common Stock issued and held, or issuable (directly or indirectly) upon conversion and/or exercise, as applicable, of all securities then held, by the Investor by (ii) the total number of shares of Common Stock outstanding immediately prior to such Equity Offering (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including shares of common stock reserved and available for future grant under any equity incentive or similar plan of the company).

Pre Payment: The principal and accrued interest may not be prepaid unless approved in writing by the Majority Holders.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Non-Voting Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. We have a limited operating history and have a history of net losses, and we may not achieve or maintain profitability in the future. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Our long-term success is dependent upon our ability to successfully develop, commercialize and market our products, earn revenue, obtain additional capital when needed and, ultimately, to achieve profitable operations. We will need to generate significant additional revenue to achieve profitability.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the health technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We expect that our capital and operating expenditures will increase due to numerous factors, including, without limitation, the expected costs to attract, retain and train qualified employees, including technical, sales and marketing personnel, on a timely basis, and the related costs of such efforts; the anticipated costs of developing further the market for our products and services; and the expansion of our operations. We believe that we will need to raise additional funds through additional equity and/or debt financings or through other sources, in addition to the funds being raised in this offering. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Non-Voting Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. The terms of any future debt financings may contain restrictive covenants which limit our ability to pursue certain courses of action. There can be no assurance that additional funding, if necessary, will be available on acceptable terms, if at all. There can be no assurance that a sufficient amount of working capital will be raised pursuant to this offering to continue our operations for any period of time. If adequate funds are not available, we may be required to eliminate certain aspects of our operations or to cease operations completely, which could have a material adverse effect on our business, financial condition and results of operations and result in a stockholder losing all of such stockholder's investment in this offering.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of product and service, providing an Augmented Reality Visual Aid for low vision. Our revenues are therefore dependent upon the market for low vision aids.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

If we cannot innovate at the pace of our visual aid competitors, we may not be able to develop or exploit new technologies in time to remain competitive. The visual aid industry has in the past experienced rapid shifts to new key technologies, that are disrupting existing market patterns and for us to remain competitive, it is essential to develop and bring to market new technologies or to find new applications for existing technologies at an increasing speed. If we are unable to meet customer demands for new technology, or if the technologies we introduce are viewed less favorably than our competitors' products, our results of operations and future prospects may be negatively affected. To meet our customers' needs in these areas, we must continuously design new products, update existing products and invest in and develop new technologies. Furthermore, our products may not perform as well in day-to-day use as we or our customers expect. Although we designed our visual aids to provide high image quality and functionality, we have collected limited data comparing our products to competitive devices. We conducted a clinical study to establish efficacy of our product which not been subject to external review and may not be reliable or replicable indicators of the general performance. Furthermore, because of our products' limited time in the market, we cannot be certain about the usable life of our products. Certain components of our visual aids may also offer reduced performance or wear out over time. For example, the rechargeable technology has a limited lifespan, and recharging performance will degrade over time. Delays or cost overruns in the development of our visual aid and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Non-Voting common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Eyedaptic was originally formed on September 12, 2016 under the name Ocutrx Technology Development, LLC, and subsequently changed it's name to Eyedaptic, LLC, which then converted into a corporation known as Eyedaptic, Inc., on December 15, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Eyedaptic, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Eyedaptic's Augmented Reality Visual Aid is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns multiple patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Despite our efforts, we may not be able to determine the extent of unauthorized use of our trademarks and other intellectual property rights. In any case, such efforts are difficult, expensive, and time-consuming, and there can be no assurance that infringing products could not be produced without our knowledge and consent.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. The patent positions of software and medical device companies, including our patent position, may involve complex legal and factual questions, and, therefore, the scope, validity and enforceability of any patent claims that we may obtain cannot be predicted with certainty. Accordingly, we cannot provide any assurances that any currently pending or future patent applications that mature into issued patents will include, claims with a scope sufficient to protect our products and services.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. Our pending and future patent applications may not result in the issuance of patents or, if issued, may not issue in a form that will be advantageous to us. We may not be successful in our attempts to register certain trademarks. Our success depends in part on our proprietary technology, and if we are unable to obtain, maintain or successfully enforce our intellectual property rights, the commercial value of our products and services will be adversely affected and our competitive position may be harmed.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. We may in the future be the subject of patent or other litigation. Our products and services may infringe, or third parties may claim that they infringe, intellectual property rights covered by patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us that would cause us to incur substantial expenses and, if successfully asserted against us, could cause us to pay substantial damages. Further, if a patent infringement or other intellectual property-related lawsuit were brought against us, we could be forced to stop or delay production or sales of the product that is the subject of the suit. Furthermore, third parties, including our competitors, could be infringing, misappropriating or otherwise violating our intellectual property rights. The outcome following legal assertions of invalidity and unenforceability is unpredictable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. . Our continued success will depend largely on the efforts and abilities of our executive officers and certain other key employees. Our ability to manage our operations and meet our business objectives could be affected adversely if, for any reason, we are unable to recruit and retain executive talent.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Complying with new and existing government regulation could increase our costs significantly, reduce our growth prospects and adversely affect our financial results. Visual aids are considered medical devices subject to regulation by the FDA. We currently market our products pursuant to the FDA regulatory framework for visual aids, which are classified as Class I devices exempt from premarket review procedures. We market the Eyedaptic system devices as Class I exempt visual aids under existing regulations and are not dependent on the FDA's issuance of visual aid regulations for the marketing of our products. However, our devices may become subject to additional requirements in connection with such regulations in the future. If we fail to comply with U.S. or foreign federal and state healthcare regulatory laws, we could be subject to penalties, any of which could adversely impact our reputation and business operations. To the extent our products are or become covered by any federal or state government healthcare program, our operations and business practices may expose us to broadly applicable healthcare laws and regulations such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. These laws may constrain the business and relationships through which we conduct our operations, including our sales and marketing practices. Including but not limited to the Health Insurance Portability and Accountability Act of 1996, or HIPAA. As well as state laws governing the privacy, security and disposal of personal information and health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and similar data protection and healthcare laws and regulations in the EU and other jurisdictions in which we may conduct activities in the future.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Eyedaptic, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Eyedaptic, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues and operating income.

As a retailer, marketer and manufacturer of products designed for human use, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Previously unknown adverse reactions resulting from human use of our products could occur. In addition, our products are produced by third-party manufacturers. As a marketer of products manufactured by third parties, we also may be liable for various product liability claims for products we do not manufacture. We may in the future be subject to various product liability claims, including, among others, that our products include inadequate instructions for use or inadequate warnings concerning possible side effects. A product liability claim against us could result in increased costs and could adversely affect our reputation with our customers, which, in turn, could have a material adverse effect on our business, results of operations, financial condition and cash flows.

If we experience product recalls, we may incur significant and unexpected costs, and our business reputation could be adversely affected.

We may be exposed to product recalls and adverse public relations if our products are alleged to cause injury, or if we are alleged to have violated governmental regulations. A product recall could result in substantial and unexpected expenditures, which would reduce operating profit and cash flow. In addition, a product recall may require significant management attention. Product recalls may hurt the value of our brand and lead to decreased demand for our products and services. Product recalls, repair or replacement costs due to guarantees we provide on our products, or our failure to successfully anticipate product returns may could also may lead to increased scrutiny by federal, state or international regulatory agencies of our operations and increased litigation and could have a material adverse effect on our business, results of operations, financial condition and cash flows.

The size and expected growth of our addressable market has not been established with precision, and we operate in a competitive industry, and competitive pressures could have a material adverse effect on our business.

Our estimates of the addressable market for our current products and future products are based on a number of internal and third-party estimates and assumptions, including the prevalence of visual impairment across income levels and demographic profiles. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. The worldwide market for visual aids is competitive in terms of pricing, product quality, product innovation and time-to-market. We face competitors, which may be able to better exploit changes in our industry on a cost-competitive basis and to be more effective and faster in capturing available market opportunities, which in turn may negatively impact our market share.

Advertising and other marketing campaigns to acquire new customers may not be successful or cost effective. The content of these campaigns are subject to consumer protection laws that regulate our marketing practices and prohibit unfair or deceptive acts or practices. Our actual or perceived failure to comply with such obligations could harm our business, and changes in such regulations or laws could require us to modify our products or marketing or advertising efforts.

We market our visual aids through a mix of digital and traditional marketing channels. While we seek to structure our marketing campaigns in the manner that we believe is most likely to encourage consumers to use our products, we may fail to identify marketing opportunities that satisfy our anticipated return on marketing spend as we scale our investments in marketing, accurately predict customer acquisition or fully understand or estimate the conditions and behaviors that drive consumer behavior. In connection with the marketing or advertisement of our products, we could be the target of claims relating to false, misleading, deceptive or otherwise noncompliant advertising or marketing practices, including under the auspices of the Federal Trade Commission and state consumer protection statutes. This could also result in litigation, fines, penalties and adverse publicity that could cause reputational harm and loss of customer trust, which could have a material adverse effect on our business, financial condition and results of operations.

Alternative technologies or therapies that improve or cure vision loss could adversely affect our business, financial condition and results of operations.

If medical research were to lead to the discovery of alternative therapies or technologies that improve or cure the various forms of vision loss as an alternative to the visual aid, such as by surgical techniques, the use of pharmaceuticals or breakthrough bio-technological innovations or therapies, our profitability could suffer through a reduction in sales. The discovery of a cure for the various forms of vision loss and the development of other alternatives to visual aids could result in decreased demand for our products and, accordingly, could have a material adverse effect on our business, financial condition and results of operations.

Because we depend on outside partners for glasses and cellular phones on which our applications run, we may be unable to obtain adequate supplies of glasses or phones, which could result in product shortages and back orders for our products, with a resulting loss of net sales and profitability.

We acquire all of our glasses and cellular phones, when utilized, on which our applications run from third-party partners, and have no hardware manufacturing capabilities of our own. Any of our partners could discontinue selling to us. Although we believe that we could establish alternate sources, any delay in locating and establishing relationships with other sources could result in product shortages and back orders for our products, with a resulting loss of net sales and profitability. In addition, real or perceived quality control problems with glasses or phones manufactured by our partners could negatively impact consumer confidence in our products or expose us to liability. Any transition to a new supplier, or any transition of products between existing suppliers, could be time-consuming and expensive, may result in interruptions in our operations and product delivery, could affect the performance specifications of our products or could require that we modify the design of our products. Furthermore, the manufacture of our products is complex and requires the integration of a number of components from several sources of supply. Our suppliers must manufacture and assemble these complex products in commercial quantities in compliance with regulatory requirements and at an acceptable cost.

We depend on outside partners for channel and distribution relationships to support and access our customers, that if severed could result in loss of net sales and profitability.

The network of dealers and channel partners we utilize are associated with our strategic channel partner. In order to scale our customer engagement, we depend on a network of partners and dealers to support our prospective customer base. If these relationships were to be severed, we would have to rebuild these relationships, and it could have a material adverse effect on our business, financial condition and results of operations.

Any future international expansion will subject us to additional costs and risks that may have a material adverse effect on our business, financial condition and results of operations.

Historically, our sales have been to customers in the United States. To the extent we enter into international markets in the future, there are significant costs and risks inherent in conducting business in international markets. If we expand, or attempt to expand, into foreign markets, we will be subject to new business risks, in addition to regulatory risks. In addition, expansion into foreign markets imposes additional burdens on our executive and administrative personnel, finance and legal teams, research and marketing teams and general managerial resources. We have limited experience with regulatory environments and market practices internationally, and we may not be able to penetrate or successfully operate in new markets. We may also encounter difficulty expanding into international markets because of limited brand recognition in certain parts of the world, leading to delayed acceptance of our products by consumers in these international markets. If we are unable to expand internationally and manage the complexity of international operations successfully, it could have a material adverse effect on our business, financial condition and results of operations. If our efforts to introduce our products into foreign markets are not successful, we may have expended significant resources without realizing the expected benefit. Ultimately, the investment required for expansion into foreign markets could exceed the results of operations generated from this expansion.

Our business, financial condition, results of operations and growth may be impacted by the effects of the COVID-19 pandemic.

We are subject to risks related to public health crises such as the global pandemic associated with COVID-19. While the potential economic impact brought by and the duration of COVID-19 may be difficult to assess or predict, the widespread pandemic has resulted in, and may continue to result in, significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity, including our ability to repay our existing indebtedness. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business and the value of our common stock. The COVID-19 pandemic has also resulted in a significant increase in unemployment in the United States which may continue even after the pandemic subsides. The occurrence of any such events may lead to reduced disposable income and access to health insurance which could adversely affect the number of our products sold after the pandemic has subsided.

We or the third parties upon whom we depend may be adversely affected by disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. Any interruption in the operations of our or our suppliers 'manufacturing or other facilities may have a material adverse effect our business, financial condition and results of operations. We are dependent on international suppliers, which exposes us to foreign operational and political risks that may harm our business.

Our corporate headquarters are located in Orange County, California, which has experienced both severe earthquakes and wildfires. Severe weather, natural disasters and other calamities, such as pandemics(including COVID-19), earthquakes, tsunamis and hurricanes, fires and explosions, accidents, mechanical failures, unscheduled downtimes, civil unrest, strikes, transportation interruptions, unpermitted discharges or releases of toxic or hazardous substances, other environmental risks, sabotage or terrorist attacks, could severely disrupt our operations, or our suppliers 'operations, and have a material adverse effect on our business, financial condition and results of operations. Our reliance on international operations exposes us to risks and uncertainties, including: controlling quality of supplies; trade protection measures, tariffs and other duties, especially in light of trade disputes between the United States and several foreign countries, including China and countries in Europe; political, social and economic instability; the outbreak of contagious diseases, such as the novel coronavirus (COVID-19); laws and business practices that favor local companies; import and export license requirements and restrictions; difficulties in the protection of intellectual property; exchange controls, currency restrictions and fluctuations in currency values; and potential adverse tax consequences. If any of these risks were to materialize, it could have a material adverse effect on our business, financial condition and results of operations.

Your investment could be repurchased by the Company

The subscription agreement includes a provision that gives the Company the right to repurchase the shares you purchase. The Company's right is triggered if the Company determines in its sole discretion that the securities of the Company will be held of record by a sufficient number of people that the Company will be required to register a class of its equity securities under the Securities Exchange Act of 1934, as amended. The Company's right is also triggered if the investor meets any of the following three criteria: (1) the investor is determined to be a "Bad Actor" as defined in Rule 506(d) of Regulation D, (2) the investor brings a lawsuit against the Company, or (iii) the investor, directly or indirectly, competes with the business of the Company. If the Company exercises its repurchase right, the purchase price for the investor's shares is the greater of (i) the purchase price paid for such shares and (ii) the fair market value of such shares, as determined by an independent appraiser of securities chosen by the Company.

Our financial reviewer has issued a "going concern" opinion

Our financial reviewer has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Eyedaptic has not generated profits since inception, and we have had a history of losses. We have sustained a net loss of $653,856 and $795,652 in the years ended December 31, 2019 and December 31, 2018, respectively, and have an accumulated deficit of $1,580,116 as of December 31, 2019. The financial review report states that our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 27, 2022.

Eyedaptic, Inc.

By /s/ *Jay E. Cormier*

Name: <u>Eyedaptic, Inc.</u>

Title: President & CEO

Exhibit A

FINANCIAL STATEMENTS

Eyedaptic, Inc.
A California Corporation

Financial Statements (Unaudited) and
Independent Accountant's Review Report
December 31, 2021 and 2020

EYEDAPTIC, INC.
TABLE OF CONTENTS

	Page
Financial Statements as of December 31, 2021 and 2020 and for the years then ended:	

Eyedaptic, Inc.
Balance Sheets (Unaudited)
As of December 31, 2021 and 2020

	December 31,			
	2021		**2020**	
ASSETS				
Current assets:				
Cash and cash equivalents	$	399,021	$	363,254
Inventory		54,111		3,228
Prepaid expenses and deposits		12,636		12,636
Total assets	$	465,768	$	379,118
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current liabilities:				
Accounts payable	$	-	$	574
Deferred revenue		36,000		-
Convertible promissory note		1,075,000		135,000
Interest payable		167,001		98,794
Total current liabilities		1,278,001		234,368
Convertible promissory note, less current portion		147,000		940,000
Note payable		-		31,319
Total liabilities		1,425,001		1,205,687
Commitments and contingencies (Note 9)				
Stockholders' deficit:				
Voting common stock, $0.0001 par value, 16,000,000 shares authorized, 10,127,044 shares issued and outstanding as of December 31, 2021 and 2020, respectively		1,013		1,013
Non-voting common stock, $0.0001 par value, 9,000,000 shares authorized, 3,069,865 and 2,160,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively		307		216
Additional paid-in capital		2,023,171		1,439,368
Accumulated deficit		(2,983,724)		(2,267,166)
Total stockholders' deficit		(959,233)		(826,569)
Total liabilities and stockholders' deficit	$	465,768	$	379,118

See accompanying notes, which are an integral part of these financial statements.

Eyedaptic, Inc.
Statements of Operations (Unaudited)
For the years ended December 31, 2021 and 2020

		Year Ended December 31,		
		2021		**2020**
Net revenue	$	204,568	$	62,313
Cost of net revenue		113,550		38,398
Gross profit		91,018		23,915
Operating expenses:				
Research and development		265,573		294,582
Sales and marketing		270,625		112,072
General and administrative		260,000		231,461
Total operating expenses		796,197		638,116
Loss from operations		(705,179)		(614,201)
Other income (expense):				
Other income		56,829		4,000
Interest expense		(68,207)		(76,849)
Total other income (expense), net		(11,378)		(72,849)
Provision for income taxes		-		-
Net loss	$	(716,558)	$	(687,050)
Weighted average common shares outstanding - basic and diluted		12,741,977		11,586,935
Net loss per common share - basic and diluted	$	(0.06)	$	(0.06)

See accompanying notes, which are an integral part of these financial statements.

Eyedaptic, Inc.
Statements of Changes in Stockholders' Equity/(Deficit) (Unaudited)
For the years ended December 31, 2021 and 2020

	Voting Common Stock		Non-Voting Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances at December 31, 2019	9,320,000	$ 932	1,960,000	$ 196	$ 937,599	$ (1,580,116)	$ (641,389)
Exercise of stock options	-	-	200,000	20	720	-	740
Conversion of notes payable	807,044	81	-	-	391,248	-	391,329
Stock-based compensation expense	-	-	-	-	109,802	-	109,802
Net loss	-	-	-	-	-	(687,050)	(687,050)
Balances at December 31, 2020	10,127,044	1,013	2,160,000	216	1,439,368	(2,267,166)	(826,569)
Issuance of common stock pursuant to Reg CF offering	-	-	909,865	91	572,293	-	572,383
Stock-based compensation expense	-	-	-	-	11,510	-	11,510
Net loss	-	-	-	-	-	(716,558)	(716,558)
Balances at December 31, 2021	10,127,044	$ 1,013	3,069,865	$ 307	$ 2,023,171	$ (2,983,723)	$ (959,233)

See accompanying notes, which are an integral part of these financial statements.

-4-

Eyedaptic, Inc.
Statements of Cash Flows (Unaudited)
For the years ended December 31, 2021 and 2020

		Year Ended December 31,		
		2021		**2020**
Cash flows from operating activities:				
Net loss	$	(716,558)	$	(687,050)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock-based compensation expense		11,510		109,802
PPP forgiveness		(31,319)		-
Changes in operating assets and liabilities:				
Inventory		(50,883)		17,307
Prepaid expenses and deposits		-		(5,615)
Accounts payable		9,915		(29,611)
Interest payable		68,207		76,851
Net cash used in operating activities		(709,126)		(518,317)
Cash flows from financing activities:				
Proceeds from convertible promissory notes		147,000		665,000
Net proceeds from notes payable		25,510		31,319
Issuance of common stock pursuant to Reg CF offering		572,383		-
Exercise of stock options		-		740
Net cash provided by financing activities		744,893		697,059
Net change in cash and cash equivalents		35,767		178,742
Cash and cash equivalents at beginning of year		363,254		184,512
Cash and cash equivalents at end of year	$	399,021	$	363,254
Supplemental disclosure of cash flow information:				
Cash paid for income taxes	$	-	$	-
Cash paid for interest	$	-	$	-
Supplemental disclosure of cash flow information:				
Conversion of notes payable and accrued interest into common stock	$	-	$	391,329

See accompanying notes, which are an integral part of these financial statements.

1.   NATURE OF OPERATIONS

Eyedaptic, Inc. (the "Company") was incorporated on December 15, 2017 under the laws of the State of California. The Company develops visual aid software, enabled by augmented reality hardware, for macular degeneration and other retinal diseases. The Company is headquartered in Laguna Niguel, California.

2.   GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $716,558and $687,050 for the years ended December 31, 2021 and 2020, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2021 and 2020. As of December 31, 2021, the Company had an accumulated deficit of $2,989,131 and has limited working capital. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year is December 31.

Use of Estimates
The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.

Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

As of December 31, 2021 and 2020, all of the Company's cash and cash equivalents were held at one accredited financial institution. As of December 31, 2021 and 2020, the Company has cash of $149,021 and $113,254, respectively, in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification cost method. As of December 31, 2021 and 2020, inventory consisted of eyewear products purchased from the Company's suppliers. Management reviews its inventory for obsolescence and impairment annually and did not record a reserve for obsolete inventory for the years ended December 31, 2021 and 2020.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2019 using the modified retrospective transition approach applied to all contracts. Therefore, the reported results for the years ended December 31, 2021 and 2020 reflect the application of ASC 606. Management determined that there were no retroactive adjustments necessary to revenue recognition upon the adoption of the ASU 2014-09. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue from the sale of its eyewear products. Each product sold to a customer typically represents a distinct performance obligation. The Company satisfies its performance obligation and revenue is recorded at the point in time when products are delivered as the Company has determined that this is the point that control transfers to the customer. The Company invoices customers upon delivery of the product, and payments from such customers are due upon invoicing.

Significant Judgements

The Company estimates warranty claims reserves based on historical results and research and determined that a warranty reserve was not necessary as of December 31, 2021 and 2020.

Cost of Revenue

Cost of revenue consists primarily of inventory sold.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company measures all stock-based awards granted to employees and directors based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. The Company issues stock-based awards with only service-based vesting conditions and records the expense for these awards using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient's payroll costs are classified or in which the award recipient's service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company's stock options has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021 and 2020, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2021 and 2020 are as follows:

	Year Ended December 31,	
	2021	**2020**
Convertible promissory note*	3,090,832	2,592,051
Options to purchase common stock	2,245,000	2,245,000
	5,335,832	4,837,051

*Convertible notes' potential shares are calculated based on principal and accrued interest, the valuation cap and the Company's fully diluted capitalization as of December 31, 2021 and 2020. See Note 4 for more information.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting ("ASU 2018-07")*. ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after

December 15, 2018 with early adoption permitted. The Company has adopted this standard effective January 1, 2019.

In May 2014, the FASB issued ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has adopted this standard effective January 1, 2019.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.   DEBT

Convertible Promissory Notes

In 2018, the Company issued twelve convertible promissory notes (the "2018 Notes") for an aggregate principal amount of $625,000. The Notes are subject to automatic conversion upon a qualified equity financing in excess of $2,000,000. Upon a qualified financing, the outstanding principal and any unpaid accrued interest shall automatically convert into shares of common stock at a conversion price equal to the lesser of (i) 85% of the price paid per share for such shares, or (ii) the price (the "valuation cap") equal to the quotient of $6,900,000 divided by the dilutive common shares outstanding (assuming full conversion and/or exercise of all convertible and/or exercisable securities then outstanding including the Company's shares reserved for future issuance under the Company's equity incentive plans). If the 2018 Notes remain outstanding on the maturity date, then the outstanding principal shall automatically convert at a price equal to $6,900,000 divided by the dilutive common shares outstanding. At the Company's option, any unpaid accrued interest may be either paid in cash or converted per the terms above. Upon a change in control, the holder will be repaid the outstanding principal and accrued interest.

In 2019, the Company issued five convertible promissory notes (the "2019 Notes") for an aggregate principal amount of $135,000. The 2019 Notes have the same conversion terms above, except for that: 1) noteholders of the 2019 Notes may convert into shares of common stock for a future equity financing that does not constitute a qualified financing under the qualified terms above; 2) Upon a change in control, the holder will have the option to a) be repaid the outstanding principal and accrued interest or b) convert the 2018 Notes into shares of common stock at a price equal to $6,900,000 divided by the dilutive common shares outstanding.

The Notes have a 2-year term, with the 2018 Notes maturing throughout 2020 (see below for amendment to remaining 2018 Notes) and the 2019 Notes maturing in 2021. The notes bear interest at 6% per annum. Interest expense on these notes was $68,207 and $76,849 for the years ended December 31, 2021 and 2020, respectively, and accrued interest payable was $167,001 and $98,794 as of December 31, 2021 and 2020, respectively.

In September 2020, certain 2018 Noteholders elected to convert the outstanding principal and unpaid interest for shares of voting common stock. An aggregate principal of $350,000, and accrued interest of $41,328, was converted into 807,044 shares of common stock at a conversion price of $0.48 per share ($6,900,000 divided by the dilutive shares outstanding at the time of conversion). The Company analyzed these conversions for any beneficial conversion feature discounts and determined no such adjustments were necessary. The remaining 2018 Noteholders totaling $275,000 in outstanding principal elected to amend their agreements and extend the maturity an additional two years until 2022.

In 2020, the Company issued additional 2019 Notes for an aggregate principal amount of $665,000 at the same term as the 2019 issuances.

In 2021, the Company issued additional Notes for an aggregate principal amount of $147,000 at the same term as the 2019 issuances. As of December 31, 2021, there was $1,222,000 in principal remaining outstanding.

Loan Payable

In May 2020, the Company entered into a loan with a lender in an aggregate principal amount of $31,319, pursuant to the Paycheck Protection Program ("PPP") under the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The PPP Loan is evidenced by a promissory note ("Note"). Subject to the terms of the Note, the PPP Loan bears interest at a fixed rate of one percent (1%) per annum, with the first six months of interest deferred, has an initial term of two years, and is unsecured and guaranteed by the Small Business Administration. The Company may apply to the Lender for forgiveness of the PPP Loan, with the amount which may be forgiven equal to the sum of payroll costs, covered rent, and covered utility payments incurred by the Company during the applicable forgiveness period, calculated in accordance with the terms of the CARES Act. The loan proceeds were used for payroll and other covered payments and is expected to be forgiven in 2021 based on current information available; however, formal forgiveness has not yet occurred as of the date of these financial statements.

In March 2021, the Company entered into a 2nd PPP Loan for an aggregate principal amount of $30,150.

In 2021, the Company repaid $4,639 pertaining to the 1st PPP Loan. The remaining $56,289 in principal from the PPP Loans received notification of full forgiveness, and as such the forgiveness was recorded as other income in the statements of operations.

5. STOCKHOLDERS' EQUITY/(DEFICIT)

Common Stock

The Company's Articles of Incorporation, as amended and restated, authorized 25,000,000 total shares, including 16,000,000 shares of voting common stock and 9,000,000 shares of non-voting common stock at $0.0001 par value as of December 31, 2021. As of December 31, 2021 and 2020, 13,196,909 and 12,287,044 total shares of common stock were issued and outstanding, respectively.

Each share of common stock carrying the right to vote shall entitle the holder to one vote on any matter submitted to a vote at a meeting of the stockholders.

During the year ended December 31, 2021, the Company issued 909,865 shares of non-voting common stock pursuant to a Regulation CF offering at a price of $0.80 per share. During 2021, the Company received $572,383 in proceeds net of issuance costs.

During the year ended December 31, 2020, the Company issued 807,044 shares of voting common stock pursuant to the conversion of notes payable (see Note 4).

During the year ended December 31, 2020, the Company issued 200,000 shares of non-voting common stock pursuant to exercises of stock options for proceeds of $740.

6. STOCK-BASED COMEPENSATION

Eyedaptic, Inc. 2018 Stock Plan

The Company has adopted the Eyedaptic, Inc. 2018 Stock Plan ("2018 Plan"), which provides for the grant of shares of stock options and restricted stock awards to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2018 Plan was 3,350,000 shares as of December 31, 2021 and 2020. The options have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2018 Plan's inception. As of December 31, 2021 and 2020, there were 505,000 shares and available for grant under the 2018 Plan, respectively. Time-based stock options granted under the 2018 Plan typically vest over a four-year period. Performance-based options granted vest based on defined milestones as defined in the option agreements.

A summary of information related to stock options for the years ended December 31, 2021 and 2020 is as follows:

	Options	Weighted Average Exercise Price	Instrinsic Value
Outstanding as of December 31, 2019	2,245,000	$ 0.0037	$ 1,114,194
Granted	200,000	0.0037	
Exercised	(200,000)	$ 0.0037	
Forfeited	-		
Outstanding as of December 31, 2020	2,245,000	$ 0.0037	$ 1,114,134
Granted	-		
Exercised	-		
Forfeited	-		
Outstanding as of December 31, 2021	2,245,000	$ -	$ 1,787,694
Exerciseable as of December 31, 2020	49,000	$ 0.0037	
Exerciseable as of December 31, 2021	66,000	$ 0.0037	

	December 31,	
	2021	2020
Weighted average grant-date fair value of options granted during year	n/a	$0.50
Weighted average duration (years) to expiration of outstanding options at year-end	n/a	7.91

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted to employees and directors:

	Year Ended December 31,	
	2021	**2020**
Risk-free interest rate	n/a	1.48 - 1.63%
Expected term (in years)	n/a	6.00
Expected volatility	n/a	84.4%
Expected dividend yield	n/a	0%

During the year ended December 31, 2018, 2,560,000 of the total options granted were performance-based options. All options granted during 2019 were time-based. During 2020, 10,000 time-based options were granted and 190,000 performance-based options were granted. During 2020, a holder exercised 200,000 options that vested upon milestone completions at an exercise price of $0.0037 per share for $740. As of December 31, 2021, there were no other performance-based options which had vested.

The total grant-date fair value of the options granted during the years ended December 31, 2021 and 2020 was $0 and $100,000, respectively. Stock-based compensation expense for stock options of $11,510 and $109,802 was recognized under FASB ASC 718 for the years ended December 31, 2021 and 2020, respectively and included in research and development expenses in the statements of operations. Total unrecognized compensation cost related to non-vested time-based stock option awards amounted to $14,732 and $26,242 as of December 31, 2021 and 2020, respectively, and will be recognized over a weighted average period of 1.3 years as of December 31, 2021 As of December 31, 2021 and 2020, total unrecognized compensation related to non-vested milestone-based stock option awards amounts to $1,075,000.

7.   INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to stock-based compensation expense, cash-to-accrual differences, and net operating loss carryforwards. As of December 31, 2021 and 2020, the Company had net deferred tax assets before valuation allowance of $723,847 and $500,766, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2021	**2020**
Deferred tax assets:		
Net operating loss carryforwards	$ 676,903	$ 473,958
Cash to accrual differences	46,944	26,808
Valuation allowance	(723,847)	(500,766)
Net deferred tax assets	$ -	$ -

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2021 and 2020, cumulative losses through December 31, 2020, and no history of generating taxable income. Therefore, valuation allowances of $$723,847 and $500,766 and were recorded as of December 31, 2021 and 2020, respectively. Valuation allowance increased by $223,081 and

$152,910 during the years ended December 31, 2021 and 2020, respectively. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.1%. The effective rate is reduced to 0% for 2021 and 2020 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. On December 31, 2021 and 2020, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $2,408,050 and $1,686,085, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2018-2021 tax years remain open to examination.

8.   RELATED PARTY TRANSACTIONS

Of the convertible promissory notes outstanding, a total of $247,610 as of both December 31, 2021 and 2020 were with related parties consisting of the Chief Executive Officer, management, and board members. See Note 4.

9.   COMMITMENTS AND CONTINGENCIES

Lease Agreements
In May 2020, the Company entered into an operating lease for office space. The lease term commenced on May 1, 2020 and expires on April 30, 2022.   The agreement required monthly base rent payments of $3,012.

Contingencies
The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

10.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 21, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

I, Jay E. Cormier, the President & CEO of Eyedaptic, Inc., hereby certify that the financial statements of Eyedaptic, Inc. and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Eyedaptic, Inc. has not yet filed its federal tax return for 2021. For the year 2020 the amounts reported on our tax returns were total income of $20,687; taxable income of $(524,484) and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 21, 2022.

Jay E. Cormier

President & CEO

April 21, 2022

CERTIFICATION

I, Jay E. Cormier, Principal Executive Officer of Eyedaptic, Inc., hereby certify that the financial statements of Eyedaptic, Inc. included in this Report are true and complete in all material respects.

Jay E. Cormier

President & CEO